Exhibit 99.1

News Release

For Immediate Release

NOTICE OF FOURTH QUARTER RESULTS CONFERENCE CALL

VANCOUVER, B.C., January 17, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) will hold an analysts’ conference call to discuss fourth quarter 2021 financial and operating results on Wednesday, February 16, 2022 at 8:30 a.m. Pacific Time/11:30 a.m. Eastern Time.

To participate in the call, please dial: 1-888-390-0605 (Toll-free North America) or (416) 764-8609 (Toll number) or connect on the webcast.

Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, the analyst community will be invited to ask questions.

The call will be recorded for webcasting purposes and will be available on our website at www.westfraser.com. West Fraser’s fourth quarter 2021 financial and operating results will be released on Tuesday, February 15, 2022.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com